EXHIBIT (D)(13)
CBRL GROUP, INC.
2006 SUCCESS AWARD NOTICE
     This Success Award Notice (the “Notice”) is dated as of the 16th day of March, 2006, from CBRL GROUP, INC., a Tennessee corporation (the “Company”) to ___[NAME]___, an employee either of the Company (a “CBRL Participant”) or the Company’s wholly-owned subsidiary, Logan’s Roadhouse, Inc. (“Logan’s”) (a “Logan’s Participant”) (the CBRL Participant or Logan’s Participant sometimes being referred to in this Notice as the “Participant”).
W I T N E S S E T H:
     WHEREAS, in connection with a restructuring of the Company (the “Restructuring”) that includes a planned modified Dutch-style tender offer for up to $800 million dollars of the Company’s $0.01 par value common stock and the planned divestiture of Logan’s, the Compensation and Stock Option Committee (the “Committee”) of the Company’s Board of Directors, pursuant to the Company’s 2002 Omnibus Incentive Compensation Plan (the “Omnibus Plan”), has adopted the 2006 Success Award Plan, a copy of which is attached as Exhibit A to this Notice (the “Success Plan”); and
     WHEREAS, the Success Plan provides for maximum awards (“Success Awards”) intended to reward Participants for undertaking and for various degrees of success in implementing the Restructuring;
     NOW, THEREFORE, for and in consideration of the premises and other good and valuable consideration, including the services to be rendered to the Company or Logan’s by the Participant, the Company does hereby award the following Success Award to the Participant, and the Participant, by the Participant’s signature hereto, accepts such Success Award, on the following terms and conditions:
     (1) Award. The Participant’s Success Award is that amount set forth opposite the Participant’s name on Schedule I to the Success Plan.
     (2) Vesting and Payment. Subject to all of the terms and conditions of the Success Plan, the Participant’s Success Award shall be earned and paid in accordance with Sections 4.2 and 4.3 of the Success Plan.
     (3) Notice Subject to Plan. This Notice does not undertake to express all conditions, terms and provisions of the Omnibus Plan or the Success Plan. This Success Award is subject in all respects to all of the restrictions, limitations and other terms and provisions of the Omnibus Plan and the Success Plan, which, by this reference, are incorporated herein to the same extent as if copied verbatim. Not in limitation of the preceding sentence, this Success Award is subject to forfeiture as provided in Section 5.1 of the Success Plan and to reduction or elimination, in the discretion of the Committee as provided in Section 4.4 of the Success Plan.

     (4) Acceptance of Success Award. The Participant, by signing where indicated below, hereby accepts the Success Award subject to all the restrictions, limitations and other terms and provisions of the Omnibus Plan, the Success Plan and this Notice.
     WITNESS the action of the Company effective as of the day and year first above written.

CBRL GROUP, INC.
By:

Name:

Title:

The foregoing is acknowledged and accepted:
___________________________